

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
Jerry M. Kennelly
Chief Executive Officer
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, California 94105

Re: **Riverbed Technology, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 10, 2012
     File No. 001-33023

Dear Mr. Kennelly:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant